UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 28, 2026 titled “Arcos Dorados Provides Restaurant Openings and CAPEX Guidance for 2026”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: January 28, 2026

Item 1

ARCOS DORADOS PROVIDES RESTAURANT OPENINGS AND CAPEX GUIDANCE FOR 2026

Opened 102 restaurants in 2025 and expects to open 105 to 115 restaurants in 2026

Total Capital Expenditures in 2026 are expected to be $275 million to $325 million

Montevideo, Uruguay, January 28, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today provided guidance for restaurant openings and total capital expenditures for 2026.

“Arcos Dorados remains committed to capturing the full potential of the McDonald’s brand in Latin America and the Caribbean. Last year, we opened 102 modern restaurants with a focus on exceeding guest expectations at each new location. This year, we will continue to pursue unit growth and the modernization of our existing restaurants with a heightened focus on optimizing our development process. Several initiatives are underway to enhance the return on our capital investments, and we look forward to providing additional detail as the year progresses,” said Luis Raganato, Arcos Dorados’ Chief Executive Officer.

2025 Actual and 2026 Guidance – Restaurant Openings and Capital Expenditures

Restaurant Openings

The Company opened 102 restaurants in 2025, including 88 free-standing units. There were 64 openings in Brazil, 23 in the South Latin American Division, and 15 in the North Latin American Division. The total included 73 company-operated locations.

For 2026, the Company expects to open 105 to 115 restaurants across its operating footprint.

Capital Expenditures

Total capital expenditures in 2025 are estimated to have been towards the low end of last year’s guidance range of $300 to $350 million.

For 2026, the Company projects total capital expenditures of $275 million to $325 million, including all openings, modernizations, optimizations and maintenance capital expenditures of the restaurant portfolio, as well as the Company’s investments in its information technology systems and capabilities. The Company expects to fund these investments with cash generated from operations and cash on hand.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories. Arcos Dorados and its sub-franchisees together operate more than 2,500 restaurants and have more than 100,000 employees (as of 12/31/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation, its return on investment, and its outlook and guidance for 2026. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the SEC. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.